Sub-Item 77O Rule 10f-3 Transactions

DREYFUS VARIABLE INVESTMENT FUND- QUALITY BOND PORTFOLIO

On March 2, 2006, Dreyfus Variable Investment Fund-Quality Bond Portfolio the "Fund") purchased $498,110 of United Healthcare Group, Inc.-Rated A2/A – CUSIP/Sedol# 91324PAQ5 (the “Bonds”). The Bonds were purchased from Citigroup, Goldman Sachs, JP Morgan, members of the underwriting syndicate offering the Bonds, from their account. Mellon Financial Markets, LLC, an affiliate of the Fund, was a member of the syndicate but received no benefit in connection with the transaction. No other member received any economic benefit. The following is a list of the syndicate's primary members:

Banc of America Securities, Deutsche Bank Securities, Wachovia Securities, Bank of New York Securities, BBT Fund, First Tennessee Capital Markets, Key Bank Capital Markets, LaSalle Bank, Lazard, Lehman Brothers, Mellon Financial Markets LLC, Merrill Lynch, Morgan Keegan, Piper Jaffray, and PNC Bank.

Accompanying this statement are materials presented to the Board of Trustees of the Dreyfus Variable Investment Fund, which ratified the purchase as in compliance with the Fund's Rule 10f-3 Procedures, at the Fund's Board meeting held on June 7-8, 2006.

QBP

PROPOSED RESOLUTION

RESOLVED, that the transaction engaged in by the Fund, pursuant to Rule 10f-3 under the Investment Company Act of 1940, as amended, hereby is determined to have been effected in compliance with the Procedures adopted by the Board with respect to such transaction.